UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 30, 2024

Spirit AeroSystems Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-33160	20-2436320
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3801 South Oliver, Wichita, KS 67210

(Address of principal executive offices) (Zip Code)

(Registrant’s telephone number, including area code): (316) 526-9000

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol(s)	Name of exchange on which registered
Class A Common Stock, par value $0.01 per share	SPR	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On June 30, 2024, Spirit AeroSystems Holdings, Inc., a Delaware corporation (“Spirit”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with The Boeing Company, a Delaware corporation (“Boeing”), and Sphere Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Boeing (“Merger Sub”), providing for the merger of Merger Sub with and into Spirit (the “Merger”) and for Spirit to be the surviving corporation in the Merger. Upon completion of the Merger, Spirit would be a wholly owned subsidiary of Boeing.

The Merger Agreement includes provisions to facilitate the disposition by Spirit to Airbus SE (“Airbus”), as contemplated by a term sheet between Spirit’s wholly owned subsidiary Spirit AeroSystems, Inc. (the “Operating Company”) and Airbus (the “Airbus Term Sheet”) described below under the heading Airbus Term Sheet, of certain portions of Spirit’s business related to the performance by Spirit and its subsidiaries of their obligations under their supply contracts with Airbus (the “Spirit Airbus Business”). The Merger Agreement also includes provisions, which are consistent with provisions in the Airbus Term Sheet, to facilitate the potential sale, subject to certain Boeing consent rights, by Spirit to other third parties of specified assets and businesses, some of which include or comprise parts of the Spirit Airbus Business. Such specified assets and businesses, which include, among others, Spirit’s operations in Belfast, Northern Ireland (other than the operations that are part of the Spirit Airbus Business) and Subang, Malaysia, certain of Spirit’s operations in Prestwick, Scotland and Spirit’s Fiber Materials, Inc. business, are referred to herein together with the Spirit Airbus Business as the “Divestiture Assets.” The transactions contemplated by the Merger Agreement, not including the Airbus Term Sheet or the definitive agreements and transactions contemplated thereby or other divestitures by Spirit and its subsidiaries contemplated by the Merger Agreement, are referred to herein as the “Merger Agreement Transactions.”

The board of directors of Spirit (the “Board”) has unanimously (a) approved and declared advisable the Merger Agreement and the Merger Agreement Transactions, (b) determined that the Merger Agreement and the Merger Agreement Transactions are in the best interests of Spirit and its stockholders, (c) resolved to recommend adoption of the Merger Agreement by the stockholders entitled to vote thereon and (d) directed that the Merger Agreement be submitted to stockholders of Spirit for adoption at a meeting of stockholders of Spirit to be held to consider the adoption of the Merger Agreement (the “Stockholder Meeting”).

Merger Consideration

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Class A common stock, par value $0.01 per share, of Spirit (“Spirit Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Spirit Common Stock owned by Boeing, Merger Sub, any other wholly owned subsidiary of Boeing, Spirit, or any wholly owned subsidiary of Spirit, in each case, not held on behalf of third parties) will be automatically cancelled and cease to exist and will be converted into the right to receive a number of shares of Common Stock, of the par value of $5 each, of Boeing (“Boeing Common Stock”) equal to (a) if the volume-weighted average price per share of Boeing Common Stock on the New York Stock Exchange for the 15 consecutive trading days ending on and including the second full trading day prior to the Effective Time (the “Boeing Stock Price”), is greater than $149.00 but less than $206.94, the quotient obtained by dividing $37.25 by the Boeing Stock Price, rounded to four decimal places or (b) if the Boeing Stock Price is greater than or equal to $206.94, 0.1800 or (c) if the Boeing Stock Price is equal to or less than $149.00, 0.2500 (such number of shares of Boeing Common Stock, the “Per Share Merger Consideration”).

Treatment of Equity Awards

Under the terms of the Merger Agreement:

•	At the Effective Time, each Spirit restricted stock unit (“Spirit RSU”) that is outstanding (and is not a Specified Award (as defined below)) will automatically be converted into a restricted stock unit denominated in shares of Boeing Common Stock (a “Boeing Stock-Based RSU”). The number of shares of Boeing Common Stock subject to each such Boeing Stock-Based RSU will be equal to the product (rounded to the nearest whole number) of the total number of shares of Spirit Common Stock subject to such Sprit RSU immediately prior to the Effective Time multiplied by the Per Share Merger Consideration, and any accrued but unpaid dividend equivalents with respect to such Spirit RSU will be assumed and become an obligation with respect to the applicable Boeing Stock-Based RSU. Except as specifically provided in the Merger Agreement, following the Effective Time, each such Boeing Stock-Based RSU will continue to be governed by the same terms and conditions (including vesting terms) as were applicable to such Spirit RSU immediately prior to the Effective Time.

•	At the Effective Time, each Spirit performance stock unit (“Spirit PSU”) that is outstanding (and is not a Specified Award) will automatically be converted into a Boeing Stock-Based RSU. The number of shares of Boeing Common Stock subject to each such Boeing Stock-Based RSU will be equal to the product (rounded to the nearest whole number) of the total number of shares of Spirit Common Stock subject to such Spirit PSU immediately prior to the Effective Time based on the attainment of the applicable performance metrics at the actual level of performance, determined as specified in the Merger Agreement, multiplied by the Per Share Merger Consideration. Except as specifically provided in the Merger Agreement, following the Effective Time, each such Boeing Stock-Based RSU will continue to be governed by the same terms and conditions (including vesting terms but excluding performance conditions) as were applicable to such Spirit PSU immediately prior to the Effective Time.

•	At the Effective Time, each outstanding Spirit RSU, Spirit PSU or restricted share of Spirit Common Stock granted under Spirit’s omnibus incentive plans that (a) is vested but not yet settled as of immediately prior to the Effective Time, (b) is outstanding, as of immediately prior to the Effective Time, and was granted to a non-employee member of the Board, (c) vests effective as of the Effective Time in accordance with its terms or (d) is outstanding immediately prior to the Effective Time and held by a person who, as of immediately prior to the Effective Time, is no longer an employee or other service provider to Spirit (each, a “Specified Award”) will be canceled, and the holder thereof will be entitled to receive (subject to any applicable withholding or other taxes or other amounts required to be withheld by applicable law) the Per Share Merger Consideration multiplied by the number of shares of Spirit Common Stock subject to such Specified Award immediately prior to the Effective Time, provided that the number of shares of Spirit Common Stock subject to those Specified Awards that are Spirit PSUs will be determined based on the attainment of the applicable performance metrics at the actual level of performance, determined as specified in the Merger Agreement.

Closing Conditions

Under the terms of the Merger Agreement, the closing of the Merger Agreement Transactions is subject to various conditions, including: (a) the adoption of the Merger Agreement by the holders of a majority of the outstanding shares of Spirit Common Stock entitled to vote thereon (the “Spirit Stockholder Approval”); (b) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of other specified regulatory approvals (collectively, including the expiration or termination of any such waiting periods, the “Regulatory Approvals”); (c) the absence of any law or order issued by a governmental entity prohibiting the consummation of the Merger; (d) the effectiveness of the Registration Statement (as defined below); (e) the approval for listing on the New York Stock Exchange of the shares of Boeing Common Stock to be issued in the Merger; (f) solely with respect to the obligations of Boeing and Merger Sub to effect the closing of the Merger Agreement Transactions, (1) the accuracy (subject to materiality qualifiers in certain cases) of the representations and warranties of Spirit contained in the Merger Agreement, (2) Spirit having performed in all material respects the obligations required to be performed by it under the Merger Agreement at or prior to the closing of the Merger Agreement Transactions, (3) the Regulatory Approvals having been obtained without the imposition of a Burdensome Condition (as defined in the Merger Agreement and as described below in the second paragraph under the heading Other Terms of the Merger Agreement), (4) the absence of a Material Adverse Effect (as defined in the Merger Agreement) or any event that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect since the date of the Merger Agreement and (5) Spirit’s having completed the divestiture of the Spirit Airbus Business (the “Airbus Transaction Condition”); and (g) solely with respect to the obligation of Spirit to effect the closing of the Merger Agreement Transactions, (1) the accuracy (subject to materiality qualifiers in certain cases) of the representations and warranties of Boeing and Merger Sub contained in the Merger Agreement, (2) each of Boeing and Merger Sub having performed in all material respects the obligations required to be performed by it under the Merger Agreement at or prior to the closing of the Merger Agreement Transactions and (3) the absence of a Parent Material Adverse Effect (as defined in the Merger Agreement) or any event that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect since the date of the Merger Agreement.

The completion of the Merger Agreement Transactions is not subject to the approval of Boeing’s stockholders or to the receipt of financing by Boeing.

Non-Solicitation; Spirit Board Recommendation

The Merger Agreement requires that Spirit terminate any solicitations, discussions and negotiations with any person conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal (as defined in the Merger Agreement to include third-party acquisition proposals with respect to 20% or more of Spirit’s equity or with respect to assets that constitute 20% or more of the consolidated net revenues, net income or total assets of Spirit and its subsidiaries, but excluding proposals relating to the Divestiture Assets) and that Spirit enforce, and not terminate, waive, amend or modify, any confidentiality or standstill obligations (or other similar restrictions that would prevent the making or pursuing of any Acquisition Proposal), except that Spirit may release or waive standstill obligations (or such similar restrictions) to permit a person to make and pursue any confidential, non-public Acquisition Proposal to the extent that the Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable law.

Under the terms of the Merger Agreement, until the earlier of the Effective Time and the termination of the Merger Agreement, Spirit will be subject to restrictions on soliciting Acquisition Proposals, participating in any discussions or negotiations with third parties regarding any Acquisition Proposal and sharing information with third parties in connection with any Acquisition Proposal, except that, in response to an unsolicited Acquisition Proposal not resulting from a material breach of the non-solicitation provisions of the Merger Agreement, Sprit may request clarification of the terms of such Acquisition Proposal and, if the Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement), participate in discussions and negotiations regarding, and share information in connection with, such Acquisition Proposal.

The Merger Agreement requires that the Board recommend that Spirit’s stockholders vote in favor of adoption of the Merger Agreement (and that Spirit use its reasonable best efforts to solicit its stockholders to obtain the Spirit Stockholder Approval) and provides that the Board is not permitted to withhold, withdraw, qualify or modify its recommendation in any manner adverse to Boeing (a “Change of Recommendation”). Under the terms of the Merger Agreement, however, the Board may, prior to obtaining the Spirit Stockholder Approval, make a Change of Recommendation in response to an unsolicited Acquisition Proposal not resulting from a material breach of the non-solicitation provisions of the Merger Agreement or in response to an Intervening Event (as defined in the Merger Agreement) if it determines in good faith and after consultation with Spirit’s financial advisor and outside legal counsel (a) in the case of such an Acquisition Proposal, that such Acquisition Proposal constitutes a Superior Proposal and that failure to make a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable law or (b) in the case of an Intervening Event, that the failure to make a Change of Recommendation in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable law, and certain other conditions are met.

Termination and Termination Fees

The Merger Agreement provides that either Spirit or Boeing may terminate the Merger Agreement in various circumstances, including if (a) the Merger has not been consummated by March 31, 2025 (the “Initial Outside Date”), subject to three automatic three-month extensions if on each such date all of the closing conditions except those relating to regulatory approvals or the Airbus Transaction Condition have been satisfied or waived (such date, as so extended (if applicable), the “Outside Date”), (b) the Spirit Stockholder Approval is not obtained at the Stockholder Meeting (or any postponement or adjournment thereof, taken in accordance with the Merger Agreement) at which the Merger Agreement has been voted upon or (c) any governmental entity has enacted or issued a final and non-appealable law or order that is in effect and prohibiting the Merger. Under the terms of the Merger Agreement, in the event the Merger Agreement is terminated by either Spirit or Boeing pursuant to the provisions described in clause (a) of the immediately preceding sentence or clause (c) of the immediately preceding sentence (to the extent related to the Regulatory Approvals or any applicable antitrust or foreign investment law), Boeing will be required to pay to Spirit a termination fee of $300,000,000 (the “Boeing Termination Fee”) reduced (but not to less than zero) by the aggregate then-outstanding amount of cash advances to be repaid by Spirit and its subsidiaries to Boeing, whether or not then due and payable, pursuant to the applicable agreements governing cash advances by Boeing to Spirit and its subsidiaries.

The Merger Agreement provides that Spirit may terminate the Merger Agreement in various circumstances, including (a) if the Board has authorized Spirit to enter into, and Spirit substantially concurrently enters into, a definitive agreement with respect to a Superior Proposal (so long as Spirit has complied in all material respects with its obligations under certain specified provisions relating to Spirit’s obligations not to solicit Acquisition Proposals, the Board’s effecting a Change of Recommendation or terminating the Merger Agreement to enter into an alternative acquisition agreement with respect to an Acquisition Proposal), in which case Spirit would be required to pay to Boeing a termination fee of $150,000,000 (the “Spirit Termination Fee”), or (b) if Boeing or Merger Sub breaches or fails to perform any of their respective representations, warranties or covenants under the Merger Agreement such that the related conditions to Spirit’s obligation to consummate the Merger would not be satisfied, and such breach or failure is not curable by the Outside Date or, if curable by the Outside Date, has not been cured within 30 days following notice thereof.

The Merger Agreement provides that Boeing may terminate the Merger Agreement if (a) Spirit breaches or fails to perform any of its representations, warranties or covenants under the Merger Agreement such that the related conditions to the obligations of Boeing and Merger Sub to consummate the Merger would not be satisfied, and such breach or failure is not curable by the Outside Date or, if curable by the Outside Date, has not been cured within 30 days following notice thereof or (b) at any time prior to the Spirit Stockholder Approval having been obtained, (i) the Board has made and not withdrawn a Change of Recommendation, (ii) Spirit did not include in the Proxy Statement (as defined below) the Board’s recommendation that Spirit’s stockholders vote in favor of adoption of the Merger Agreement or (iii) Spirit has committed a material breach of specified provisions relating to the Board’s effecting a Change of Recommendation or terminating the Merger Agreement to enter into an alternative acquisition agreement with respect to an Acquisition Proposal. In the event Boeing terminates the Merger Agreement pursuant to the provision described in clause (b) of the immediately preceding sentence, Spirit would be required to pay to Boeing the Spirit Termination Fee.

Under the terms of the Merger Agreement, the Spirit Termination Fee is also payable to Boeing if (a) after the date of the Merger Agreement and prior to the Stockholder Meeting, a third party announces and does not withdraw a proposal for a Qualifying Transaction (as defined in the Merger Agreement), (b) the Merger Agreement is subsequently terminated by Spirit or Boeing because (i) the Merger has not been consummated by the Outside Date, (ii) the Spirit Stockholder Approval is not obtained or (iii) Spirit breaches or fails to perform any of its representations, warranties or covenants under the Merger Agreement and (c) within 12 months of such termination, Spirit enters into a definitive agreement for and ultimately consummates any Qualifying Transaction.

Other Terms of the Merger Agreement

The Merger Agreement includes customary representations, warranties and covenants of Spirit, Boeing and Merger Sub, including covenants requiring Spirit, during the period between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement (a) to use (and to cause each of its wholly owned subsidiaries to use) reasonable best efforts to conduct its business in all material respects in the ordinary course and (b) not to (and to cause its wholly owned subsidiaries not to) engage in specified types of actions, subject to certain exceptions. The Merger Agreement requires that Spirit prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a proxy statement/prospectus relating to the Stockholder Meeting (the “Proxy Statement”), and that Boeing prepare and file with the SEC a registration statement on Form S-4 relating to the shares of Boeing Common Stock issuable in connection with the Merger Agreement Transactions (the “Registration Statement”), as promptly as practicable, and in any event within 30 business days after the date of the Merger Agreement; that Boeing and Spirit use reasonable best efforts to have the Registration Statement and the Proxy Statement cleared by the SEC as promptly as practicable; that Spirit use reasonable best efforts to mail the Proxy Statement and other proxy materials to Spirit stockholders as promptly as practicable after the Registration Statement is declared effective; and that Spirit schedule the Stockholder Meeting to be held within 25 business days of the initial mailing of the Proxy Statement unless Spirit’s proxy solicitor recommends, and Boeing consents to, a later date for the Stockholder Meeting.

The Merger Agreement provides that, subject to the other terms of the Merger Agreement, the parties must cooperate with each other and use reasonable best efforts to take or cause to be taken all actions necessary or advisable under the Merger Agreement and applicable laws to consummate the Merger Agreement Transactions as promptly as reasonably practicable. The Merger Agreement also requires that Spirit cooperate in good faith to facilitate any potential divestiture of Spirit’s businesses or assets proposed by Boeing and includes provisions governing the rights and responsibilities of Boeing and Spirit in connection with discussions and negotiations with potential acquirers of Divestiture Assets. Under the Merger Agreement, Boeing is required, to the extent necessary to obtain the Regulatory Approvals and to permit the closing of the Merger to occur prior to the Outside Date, to take certain actions, including effecting or agreeing to divestitures or other dispositions of certain assets or business interests; creating, amending, terminating, unwinding, divesting or assigning, subcontracting or otherwise securing substitute parties for relationships, ventures or contractual or commercial rights or obligations; and taking or committing to take actions that would limit or otherwise restrict Boeing’s or Spirit’s or any of their respective subsidiaries’ freedom of action or that would effect changes in the conduct of business of Boeing or Spirit; however, Boeing is not required under the Merger Agreement to take any such action that would be a Burdensome Condition (as defined in the Merger Agreement to comprise specified actions, including, among others, actions relating to the businesses or assets of Boeing or any of its subsidiaries, actions relating to the businesses or assets of Spirit or any of its subsidiaries other than the Divestiture Assets and actions that would require Boeing to commit to provide prior notice or seek prior approval from any governmental entity for, or appoint a monitor with respect to, any future transaction).

The Merger Agreement provides that the parties to the Merger Agreement are entitled to injunctions, specific performance or other equitable relief to prevent breaches and specifically enforce the terms of the Merger Agreement. The Merger Agreement provides that Spirit will have the sole and exclusive right, on behalf of itself and holders of Spirit Common Stock, to pursue specific performance or damages in the event of Boeing’s or Merger Sub’s fraud or Willful Breach (as defined in the Merger Agreement) of the Merger Agreement.

The foregoing summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Merger Agreement filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The copy of the Merger Agreement filed as an exhibit to this Current Report on Form 8-K has been included as an exhibit to provide investors with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about Spirit, Boeing or Merger Sub or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of specified dates and (except as expressly set forth in the Merger Agreement) solely for the benefit of the parties to the Merger Agreement; may be subject to qualifications and limitations agreed upon by such parties, including being qualified by confidential disclosures and by information contained in reports and other documents filed by Spirit or Boeing, as applicable, with the SEC; were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or reports and other documents filed with the SEC. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties to the Merger Agreement or any of their respective subsidiaries or affiliates. Information concerning the subject matter of representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Spirit’s and Boeing’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the parties to the Merger Agreement and their respective subsidiaries and affiliates that is or will be contained or incorporated by reference in the proxy statement that Spirit will file with the SEC in connection with the Merger Agreement Transactions and in the reports and other documents that Spirit and Boeing have filed or will file with the SEC.

Airbus Term Sheet

The Operating Company and Airbus entered into the Airbus Term Sheet on June 30, 2024. The Airbus Term Sheet is a binding term sheet under which the parties have agreed to negotiate in good faith definitive agreements (the “Definitive Agreements”), including a purchase agreement, providing for the acquisition by Airbus or its affiliates of the Spirit Airbus Business on the terms set forth in the Airbus Term Sheet with the goal of permitting Boeing and Spirit to consummate the Merger prior to the Outside Date. The Airbus Term Sheet provides that the execution of the Definitive Agreements will be subject to and conditioned upon the completion to the satisfaction of Airbus of its due diligence. The Airbus Term Sheet contemplates that specified portions of the Spirit Airbus Business, such as the portion of the Spirit Airbus Business in Prestwick, Scotland (the “Airbus Prestwick Business”), may, instead of being acquired by Airbus or its affiliates, be acquired by one or more third parties.

Under the transaction terms set forth in the Airbus Term Sheet, Airbus would acquire from the Operating Company and its subsidiaries the Spirit Airbus Business, excluding any portions thereof to be acquired by third parties, and cash in the amount of $559 million (subject to downward adjustment if the acquisition by Airbus includes the Airbus Prestwick Business) for nominal consideration of $1.00, subject to working capital and other purchase price adjustments and additional adjustments, to be agreed between the parties prior to execution and delivery of the Definitive Agreements, to reflect the fair market value of specified assets of the Spirit Airbus Business to the extent they are to be acquired by Airbus rather than third parties.

The transaction terms set forth in the Airbus Term Sheet include provisions for, among other things, the payment in full by the Operating Company to Airbus of any loans, advance payments, similar arrangements and undisputed liquidated damages owing from the Operating Company to Airbus (the “Outstanding Amounts”) as of the closing of the transactions contemplated by the Airbus Term Sheet (the “Airbus Transactions,” and such closing, the “Airbus Closing”), with any disputed liquidated damages to be resolved and paid in accordance with a mutually agreed dispute resolution process; transitional arrangements with respect to specified real estate; obtaining third-party consents; segregation of the Operating Company’s business conducted primarily for the benefit of Airbus from the remainder of the Operating Company’s business and treatment of vendor and supply contracts, employees, intellectual property, pensions and unfunded employee liabilities in connection with the separation of those portions of the Operating Company’s business; mutual indemnification and releases; inclusion in the Definitive Agreements of customary representations, warranties and covenants; and transitional and other arrangements to be entered into by the parties at the Airbus Closing.

Under the transaction terms set forth in the Airbus Term Sheet, the Airbus Closing would be conditioned upon the receipt of applicable governmental and regulatory consents, approvals and clearances; the absence of any order, legal prohibition or injunction preventing the consummation of the Airbus Transactions; compliance by the parties with their pre-closing covenants in all material respects; payment in full of the Outstanding Amounts; the closing under the Merger Agreement occurring substantially concurrently with the Airbus Transactions; there being no material adverse change after the date of the Definitive Agreements and before the Airbus Closing in the business operations to be acquired by Airbus at the Airbus Closing; and the Operating Company’s implementation in all material respects of technical measures and policies to protect confidential data of Airbus.

The Airbus Term Sheet provides that no binding agreement has been made with respect to the French aspects of the Airbus Transactions (“Airbus French Transactions”). Prior to Spirit and its subsidiaries and Airbus and its affiliates entering into definitive agreements that are applicable to the Airbus French Transactions, the Operating Company and Airbus have agreed to comply with their respective information and consultation obligations with applicable employees and employee representatives. The Airbus Term Sheet also provides that the parties will complete necessary labor consultations and obtain necessary approvals from applicable unions and works councils in various jurisdictions, as may be legally required.

The foregoing summary description of the Airbus Term Sheet does not purport to be complete and is qualified in its entirety by reference to the copy of the Airbus Term Sheet filed as Exhibit 2.2 to this Current Report on Form 8-K and incorporated herein by reference.

Bridge Credit Agreement

On June 30, 2024, the Operating Company entered into a Delayed-Draw Bridge Credit Agreement (the “Bridge Credit Agreement”), with Morgan Stanley Senior Funding, Inc. (“MSSF”), as lender, as administrative agent and as collateral agent, which provides for a senior secured delayed-draw bridge term loan facility in an aggregate principal amount of $350,000,000. As of July 1, 2024, no borrowings were outstanding under the Bridge Credit Agreement.

Subject to certain customary conditions, the Operating Company may borrow funds available under the Bridge Credit Agreement, in up to three separate advances, until the earlier of the termination of the Merger Agreement and the Bridge Maturity Date (as defined below). Proceeds of loans, if any, under the Bridge Credit Agreement will be used for general corporate purposes of the Operating Company and its subsidiaries, other than the repayment or redemption of other indebtedness. Commitments under the Bridge Credit Agreement will be reduced to zero on the earliest of the date that the Operating Company provides notice that the Merger Agreement is terminated or it publicly announces the same, and the maturity date. The Bridge Credit Agreement will mature, and all obligations thereunder will become due and payable, on the earlier of the date the Merger is consummated and the Initial Outside Date, subject to automatic extension for one additional three-month period if the Initial Outside Date is extended in accordance with the terms of the Merger Agreement (such earlier date, the “Bridge Maturity Date”).

The principal amount of loans, if any, under the Bridge Credit Agreement will bear interest at a rate per annum equal to the TLB Yield (as defined in the Bridge Credit Agreement) plus a margin of 0.50%. The Operating Company will pay to MSSF a duration fee equal to 0.125% of the aggregate amount of the loans and commitments under the Bridge Credit Agreement every 60 days after the date of the Bridge Credit Agreement.

The obligations under the Bridge Credit Agreement are guaranteed on a senior secured basis by Spirit, Spirit AeroSystems North Carolina, Inc. (“Spirit North Carolina”), a wholly owned subsidiary of the Operating Company, and certain future, direct or indirect, wholly owned material domestic subsidiaries of Spirit (collectively, the “Guarantors”) and are secured by a first-priority lien with respect to substantially all assets of the Operating Company and the Guarantors, subject to certain exceptions.

The Bridge Credit Agreement requires commitments thereunder to be reduced, and loans to be prepaid, with, (a) 100% of the net cash proceeds of certain non-ordinary course asset sales by Spirit or any of its subsidiaries and (b) 100% of the net cash proceeds of certain issuances, offerings or placements of indebtedness or equity interests by Spirit or any of its subsidiaries, in each case subject to certain exceptions set forth in the Bridge Credit Agreement.

The Bridge Credit Agreement contains customary affirmative and negative covenants that are typical for facilities and transactions of this type and nature and that, among other things, restrict Spirit and its restricted subsidiaries’ ability to incur additional indebtedness, create liens, consolidate or merge, make acquisitions and other investments, guarantee obligations of third parties, make loans or advances, declare or pay certain dividends or distributions on Spirit’s stock, redeem or repurchase shares of Spirit’s stock, engage in transactions with affiliates and enter into agreements restricting Spirit’s subsidiaries’ ability to pay dividends or dispose of assets. These covenants are subject to a number of qualifications and limitations set forth in the Bridge Credit Agreement.

The Bridge Credit Agreement also contains a securities demand provision under which, if the Operating Company has publicly announced the termination of the Merger Agreement and any loans under the Bridge Credit Agreement remain outstanding on the date that is 10 business days after the date of such public announcement, then, upon MSSF’s request, Spirit and the Operating Company (as applicable) would be required, after a roadshow and marketing period customary for similar offerings, to issue permanent debt and/or equity securities and/or incur and borrow under credit facilities and/or bank financings, in each case, in an aggregate amount of up to $500,000,000 to repay all outstanding amounts under the Bridge Credit Agreement and all related fees and expenses.

The Bridge Credit Agreement provides for customary events of default, including, but not limited to, failure to pay principal and interest, failure to comply with covenants, agreements or conditions, and certain events of bankruptcy or insolvency involving Spirit and its material subsidiaries.

The foregoing summary description of the Bridge Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Bridge Credit Agreement filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

The copy of the Bridge Credit Agreement filed as an exhibit to this Current Report on Form 8-K has been included as an exhibit to provide investors with information regarding the terms of the Bridge Credit Agreement. It is not intended to provide any other factual information about Spirit or any of its subsidiaries or affiliates. The representations, warranties and covenants of the Operating Company contained in the Bridge Credit Agreement have been and will be made only for purposes of the Bridge Credit Agreement as of specified dates and solely for the benefit of the other parties to the Bridge Credit Agreement; may be subject to qualifications and limitations agreed upon by such parties, including being qualified by confidential disclosures; were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or reports and other documents filed with the SEC. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Spirit or any of its subsidiaries or affiliates. Information concerning the subject matter of representations, warranties and covenants may change after the date of the Bridge Credit Agreement, which subsequent information may or may not be fully reflected in Spirit’s public disclosures. The Bridge Credit Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Spirit and its subsidiaries and affiliates in the reports and other documents that Spirit has filed or will file with the SEC.

Seventh Supplemental Indenture Relating to the 2026 Notes

On June 30, 2024, Spirit entered into a Seventh Supplemental Indenture (the “Seventh Supplemental Indenture”), among Spirit, the Operating Company, Spirit North Carolina and The Bank of New York Mellon Trust Company, N.A., as trustee, in connection with the Operating Company’s 3.850% Senior Notes due 2026 (the “2026 Notes”). Under the Seventh Supplemental Indenture, the holders of the 2026 Notes were granted security on an equal and ratable basis with the secured parties under the Bridge Credit Agreement.

The foregoing summary description of the Seventh Supplemental Indenture does not purport to be complete and is qualified in its entirety by reference to the copy of the Seventh Supplemental Indenture filed as Exhibit 4.1 to this Current Report on Form 8-K and incorporated herein by reference.

Other Information

Boeing is the largest customer of Spirit and its consolidated subsidiaries (the “Company”). For the twelve months ended December 31, 2023, approximately 64% of the Company’s net revenues were generated from sales to Boeing. Boeing has, from time to time, made advance payments to the Company of amounts due to be paid pursuant to the Company’s supply agreements with Boeing, including under the April 18, 2024 memorandum of agreement between the Operating Company and Boeing.

Airbus is the Company’s second largest customer. For the twelve months ended December 31, 2023, approximately 19% of the Company’s net revenues were generated from sales to Airbus. Airbus has, from time to time, made advance payments to the Company in connection with the Company’s supply contracts with Airbus.

Certain of the lenders under the Bridge Credit Agreement and their affiliates have provided certain commercial banking, financial advisory and investment banking services to Spirit and its affiliates in the past (including in connection with the Merger Agreement Transactions) and may do so in the future. An affiliate of MSSF is serving as financial advisor to Spirit in connection with the Merger Agreement Transactions and the Airbus Transactions.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information in Item 1.01 under the heading Bridge Credit Agreement is incorporated by reference into this Item 2.03.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

CEO Retention RSU Grant

On June 30, 2024, Spirit granted a one-time award of 272,573 restricted stock units to Patrick Shanahan, Spirit’s Chief Executive Officer, under Spirit’s long-term incentive program and 2014 Omnibus Incentive Plan, as amended or restated from time to time (the “CEO Retention RSU Grant”). The CEO Retention RSU Grant will vest upon the earlier of (a) the one-year anniversary of the grant date and (b) the consummation of the Merger, subject to Mr. Shanahan’s continued employment with Spirit through such date. In addition, if Mr. Shanahan’s employment is terminated by Spirit without Cause or by Mr. Shanahan for Good Reason (with “Cause” and “Good Reason” as defined in the Employment Agreement by and between Spirit AeroSystems, Inc. and Patrick Shanahan, effective September 30, 2023), then, for as long as Mr. Shanahan complies with his continuing obligations under his employment agreement, including non-competition, non-solicitation and other restrictive covenants, and contingent upon Mr. Shanahan’s timely execution and non-revocation of a release of claims in favor of Spirit and its affiliates, the CEO Retention RSU Grant will be treated as 100% vested.

The foregoing description of the CEO Retention RSU Grant does not purport to be complete and is qualified in its entirety by reference to the copy of the underlying restricted stock unit award agreement that will be filed as an exhibit to Spirit’s Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2024.

Severance Program

In connection with the Merger, Spirit will formally adopt its current executive severance practice, pursuant to which employees with the title Director and above may become eligible to receive severance payments and benefits upon certain qualifying termination events (the “Severance Program”). The Severance Program will generally provide for (i) cash severance equal to 12 months of the participant’s then current annual base salary, payable in a lump sum and (ii) an additional sum equal to the cost of COBRA medical and dental benefits coverage for a period of 12 months, upon an eligible participant’s Qualifying Termination (as defined in the Severance Program). The benefits under the Severance Program will be offset by statutory severance provided by applicable law and/or severance and other termination-related payments provided by the participant’s employment or service agreement, as applicable. Receipt of such severance payments and benefits will be subject to the participant’s timely execution and non-revocation of a release of claims in favor of Spirit and its affiliates and ongoing compliance with any restrictive covenant obligations.

The foregoing description of the Severance Program does not purport to be complete and is qualified in its entirety by reference to the copy of the Severance Program that will be filed as an exhibit to Spirit’s Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2024.

Retention Program

In connection with the Merger, Spirit established a cash-based retention program in the aggregate amount of $50 million to promote employee retention and to incentivize efforts to consummate the Merger (the “Retention Program”). Pursuant to the Retention Program, select employees of Spirit and its subsidiaries, including executive officers, will be eligible to receive a cash retention bonus that will be paid in two tranches, with the first tranche representing 50% of the total cash retention bonus vesting and becoming payable on the earlier of (a) December 15, 2024 and (b) the consummation of the Merger and the second tranche representing the remaining 50% of the cash retention bonus vesting and becoming payable on the next regularly scheduled payroll date following the earlier of (a) the 90th day following the closing of the Merger and (b) the termination of the Merger Agreement, subject to the recipient’s continued employment or service with Spirit and its affiliates through each such payment date. In the event of a recipient’s Qualifying Termination (as defined in the participant’s underlying cash retention bonus agreement) following closing of the Merger, and to the extent tranche two has not yet vested or been paid, then tranche two will immediately become vested and payable.

The foregoing description of the Retention Program does not purport to be complete and is qualified in its entirety by reference to the copy of the underlying form of cash retention bonus agreement that will be filed as an exhibit to Spirit’s Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2024.

Item 8.01	Other Events.

On June 30, 2024, the Operating Company and the Guarantors (collectively, the “Grantors”) entered into the Collateral Agreement with MSSF, as the Bridge Credit Agreement collateral agent (the “Collateral Agreement”), pursuant to which the obligations of the Grantors under the Bridge Credit Agreement and the indenture for the 2026 Notes are secured by the pledge and grant of security interests contained in the Bridge Credit Agreement. The obligations under the Bridge Credit Agreement and the 2026 Notes are secured on a first-priority basis by liens on substantially all of the tangible and intangible assets of the Grantors, subject to permitted liens and certain exceptions.

The foregoing summary description of the Collateral Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Collateral Agreement attached as Exhibit I to the copy of the Bridge Credit Agreement filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

On July 1, 2024, Spirit issued a press release announcing that it entered into the Merger Agreement and the Airbus Term Sheet. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of June 30, 2024, among Spirit AeroSystems Holdings, Inc., The Boeing Company and Sphere Acquisition Corp.
2.2	Term sheet, dated June 30, 2024, between Spirit AeroSystems, Inc. and Airbus SE.*
4.1	Seventh Supplemental Indenture, dated as of June 30, 2024, among Spirit AeroSystems Holdings, Inc., Spirit AeroSystems, Inc., Spirit AeroSystems North Carolina, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee.
10.1	Delayed-Draw Bridge Credit Agreement, dated as of June 30, 2024, among Spirit AeroSystems, Inc., as borrower, the lenders party thereto from time to time, and Morgan Stanley Senior Funding, Inc., as administrative agent and as collateral agent.
99.1	Press release, dated July 1, 2024, issued by Spirit AeroSystems Holdings, Inc.
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).

*     Portions of this exhibit have been redacted pursuant to Instruction 6 to Item 1.01 of Form 8-K.

Cautionary Statement Regarding Forward-Looking Statements

This report includes “forward-looking statements” that involve many risks and uncertainties. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “aim,” “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “might,” “model,” “objective,” “outlook,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” and other similar words, or phrases, or the negative thereof, unless the context requires otherwise. Forward-looking statements in this report include, but are not limited to, statements regarding the proposed acquisition of Spirit by Boeing (the “Boeing Merger Transaction”) and the proposed divestiture of a portion of the Company’s business to Airbus and its affiliates (the “Airbus Business Disposition”) in connection with the Boeing Merger Transaction as contemplated by the term sheet between the Operating Company and Airbus, including, without limitation, statements about the expected timing of completion of the Boeing Merger Transaction and the Airbus Business Disposition (together, the “Transactions,” and each a “Transaction”) and other aspects of the Transactions. Forward-looking statements are based on circumstances as of the date on which the statements are made and they reflect management’s current views with respect to future events and are subject to risks and uncertainties, both known and unknown. Actual results may vary materially from those anticipated in forward-looking statements. Investors should not place undue reliance on any forward-looking statements.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include risks and uncertainties relating to the Transactions, including, among others: the possible inability of the Company to negotiate and enter into definitive agreements with Airbus and its affiliates with respect to the Airbus Business Disposition; the possible inability of the parties to a Transaction to obtain the required regulatory approvals for such Transaction and to satisfy the other conditions to the closing of such Transaction (including, in the case of the Boeing Merger Transaction, approval of the merger agreement by Spirit’s stockholders) on a timely basis or at all; the possible occurrence of events that may give rise to a right of one or more of the parties to the Boeing Merger Transaction merger agreement to terminate such merger agreement; the risk that the Boeing Merger Transaction merger agreement is terminated under circumstances requiring Spirit to pay a termination fee; the risk that the Company is unable to consummate the Transactions on a timely basis or at all for any reason, including, without limitation, failure to obtain the required regulatory approvals, failure to obtain Spirit stockholder approval of the Boeing Merger Transaction merger agreement or failure to satisfy other conditions the closing of either of the Transactions; the potential for the announcement or pendency of the Transactions or any failure to consummate the Transactions to adversely affect the market price of Spirit’s common stock or the Company’s financial performance or business relationships; risks relating to the value of Boeing’s common stock to be issued in the Boeing Merger Transaction; the possibility that the anticipated benefits of the Transactions cannot be realized in full or at all or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of the Company’s operations with those of Boeing will be greater than expected; risks relating to significant transaction costs; the intended or actual tax treatment of the Transactions; potential litigation or other legal or regulatory action relating to the Transactions or otherwise relating to the Company or other parties to the Transactions that could be instituted against the Company or such other parties or Spirit’s or such other parties’ respective directors and officers and the effect of the outcome of any such litigation or other legal or regulatory action; risks associated with contracts containing provisions that may be triggered by the Transactions; potential difficulties in retaining and hiring key personnel or arising in connection with labor disputes during the pendency of or following the Transactions; the risk of other Transaction-related disruptions to the business, including business plans and operations, of the Company; the potential for the Transactions to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the agreements relating to the Transactions to adversely affect the Company’s ability to pursue other business opportunities or strategic transactions; and competitors’ responses to the Transactions.

Additional important factors that could cause actual results to differ materially from those reflected in the forward-looking statements and that should be considered in evaluating the Company’s outlook include, but are not limited to, the following: the continued fragility of the global aerospace supply chain including the Company’s dependence on its suppliers, as well as the cost and availability of raw materials and purchased components, including increases in energy, freight, and other raw material costs as a result of inflation or continued global inflationary pressures; the Company’s ability and its suppliers’ ability and willingness to meet stringent delivery (including quality and timeliness) standards and accommodate changes in the build rates or model mix of aircraft under existing contractual commitments, including the ability or willingness to staff appropriately or expend capital for current production volumes and anticipated production volume increases; the Company’s ability to maintain continuing, uninterrupted production at its manufacturing facilities and its suppliers’ facilities; the Company’s ability, and its suppliers’ ability, to attract and retain the skilled work force necessary for production and development in an extremely competitive market; the effect of economic conditions, including increases in interest rates and inflation, on the demand for the Company’s and its customers’ products and services, on the industries and markets in which it operates in the U.S. and globally, and on the global aerospace supply chain; the general effect of geopolitical conditions, including Russia’s invasion of Ukraine and the resultant sanctions being imposed in response to the conflict, including any trade and transport restrictions; the war in Israel and the Gaza Strip and the potential for expansion of the conflict in the surrounding region, which may impact certain suppliers’ ability to continue production or make timely deliveries of supplies required to produce and timely deliver the Company’s products, and may result in sanctions being imposed in response to the conflict, including trade and transport restrictions; the Company’s relationships with the unions representing many of its employees, including the Company’s ability to successfully negotiate new agreements, and avoid labor disputes and work stoppages with respect to its union-represented employees; the impact of significant health events, such as pandemics, contagions or other public health emergencies (including the COVID-19 pandemic) or fear of such events, on the demand for the Company’s and its customers’ products and services and on the industries and markets in which the Company operates in the U.S. and globally; the timing and conditions surrounding the full worldwide return to service (including receiving the remaining regulatory approvals) of the B737 MAX, future demand for the aircraft, and any residual impacts of the B737 MAX grounding on production rates for the aircraft; the Company’s reliance on Boeing and Airbus and its affiliates for a significant portion of its revenues; the business condition and liquidity of the Company’s customers and their ability to satisfy their contractual obligations to the Company; the certainty of the Company’s backlog, including the ability of customers to cancel or delay orders prior to shipment on short notice, and the potential impact of regulatory approvals of existing and derivative models; the Company’s ability to accurately estimate and manage performance, cost, margins, and revenue under its contracts, and the potential for additional forward losses on new and maturing programs; the Company’s accounting estimates for revenue and costs for its contracts and potential changes to those estimates; the Company’s ability to continue to grow and diversify its business, execute its growth strategy, and secure replacement programs, including its ability to enter into profitable supply arrangements with additional customers; the outcome of product warranty or defective product claims and the impact settlement of such claims may have on the Company’s accounting assumptions; competitive conditions in the markets in which the Company operates, including in-sourcing by commercial aerospace original equipment manufacturers; the Company’s ability to successfully negotiate, or re-negotiate, future pricing under its supply agreements with Boeing, Airbus and its affiliates and other customers; the possibility that the Company’s cash flows may not be adequate for its additional capital needs; any reduction in the Company’s credit ratings; the Company’s ability to access the capital or credit markets to fund its liquidity needs, and the costs and terms of any additional financing; the Company’s ability to avoid or recover from cyber or other security attacks and other operations disruptions; legislative or regulatory actions, both domestic and foreign, impacting the Company’s operations, including the effect of changes in tax laws and rates and the Company’s ability to accurately calculate and estimate the effect of such changes; spending by the U.S. and other governments on defense; pension plan assumptions and future contributions; the effectiveness of the Company’s internal control over financial reporting; the outcome or impact of ongoing or future litigation, arbitration, claims, and regulatory actions or investigations, including the Company’s exposure to potential product liability and warranty claims; adequacy of the Company’s insurance coverage; the Company’s ability to continue selling certain receivables through its receivables financing programs; the Company’s ability to effectively integrate recent acquisitions, along with other acquisitions it pursues, and generate synergies and other cost savings therefrom, while avoiding unexpected costs, charges, expenses, and adverse changes to business relationships and business disruptions; and the risks of doing business internationally, including fluctuations in foreign currency exchange rates, impositions of tariffs or embargoes, trade restrictions, compliance with foreign laws, and domestic and foreign government policies.

The factors described above are not exhaustive, and it is not possible for Spirit to predict all factors that could cause actual results to differ materially from those reflected in its forward-looking statements. These factors speak only as of the date hereof, and new factors may emerge or changes to the foregoing factors may occur that could impact the Company’s business or the Transactions. As with any projection or forecast, these statements are inherently susceptible to uncertainty and changes in circumstances. Except to the extent required by law, Spirit undertakes no obligation to, and expressly disclaims any obligation to, publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Refer to the section captioned “Risk Factors” in Spirit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 22, 2024, for a more complete discussion of the factors described in the immediately preceding paragraph and other factors that may affect the Company’s business.

No Offer or Solicitation

This report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transaction between Spirit and Boeing, Boeing will file with the SEC a registration statement on Form S-4, which will include a proxy statement of Spirit that will also be a prospectus of Boeing with respect to shares of common stock of Boeing to be issued in the proposed transaction (the “proxy statement/prospectus”). Spirit and Boeing may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other document Spirit or Boeing may file with the SEC. Investors and security holders are urged to read the proxy statement/prospectus and any other relevant documents that are filed or will be filed with the SEC when they become available, because they contain or will contain important information about the proposed transaction and related matters. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available) and other documents that are filed or will be filed with the SEC by Spirit or Boeing through the SEC’s website at https://www.sec.gov. Copies of documents filed with the SEC by Spirit will be available free of charge through Spirit’s website at https://investor.spiritaero.com/corporate-profile/default.aspx. Copies of documents filed with the SEC by Boeing will be available free of charge through Boeing’s website at www.boeing.com/investors. The information included on, or accessible through, Boeing’s or Spirit’s website is not incorporated by reference into this report.

Participants in the Solicitation

Spirit and its directors and certain of Spirit’s executive officers and other employees, and Boeing and certain of its directors, executive officers and other employees, may be deemed to be participants in the solicitation of proxies from Spirit’s stockholders in connection with the proposed transaction between Spirit and Boeing. A description of participants’ direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. Information regarding Spirit’s directors and executive officers is contained in the “Proposal 1 – Election of Directors,” “Corporate Governance,” “Director Compensation,” “Stock Ownership” and “Compensation Discussion and Analysis” sections of Spirit’s definitive proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on March 12, 2024, under the heading “Executive Officers of the Registrant” in Part I of Spirit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 22, 2024, in Item 5.07 of Spirit’s Current Report on Form 8-K filed with the SEC on April 29, 2024, and in Spirit’s Current Report on Form 8-K filed with the SEC on June 5, 2024. Information regarding Boeing’s directors and executive officers is contained in the “Proxy Summary – Leadership Changes,” “Election of Directors (Item 1),” “Corporate Governance,” “Compensation Discussion and Analysis,” “Compensation of Executive Officers” and “Stock Ownership Information” sections of the definitive proxy statement for Boeing’s 2024 annual meeting of shareholders, filed with the SEC on April 5, 2024, in Item 10 of Boeing’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on January 31, 2024, in Boeing’s Current Reports on Form 8-K filed with the SEC on December 11, 2023, March 25, 2024, and May 17, 2024, and in Boeing’s February 22, 2024 press release, available on Boeing’s investor relations website at www.boeing.com/investors, relating to the appointment of a new Chief Human Resources Officer. Additional information regarding ownership of Spirit’s securities by its directors and executive officers and of Boeing’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 and 4. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Important Information and Where to Find It.”

Certain Labor Matters

The Airbus Term Sheet provides that no binding agreement has been made with respect to the Airbus French Transactions. Prior to the Company and Airbus and its affiliates entering into definitive agreements that are applicable to the Airbus French Transactions, the Operating Company and Airbus have agreed to comply with their respective information and consultation obligations with applicable employees and employee representatives. The Airbus Term Sheet also provides that the parties will complete necessary labor consultations and obtain necessary approvals from applicable unions and works councils in various jurisdictions, as may be legally required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPIRIT AEROSYSTEMS HOLDINGS, INC.

Date: July 1, 2024	By:	/s/Mindy McPheeters
Mindy McPheeters
Senior Vice President, General Counsel and Corporate Secretary

[Form 8-K for Merger Agreement, Term Sheet, Bridge Credit Agreement and Supplemental Indenture]